EXHIBIT 99.1

Student Transportation Inc. Announces Safety Wall of Fame Inductees During National School Bus Safety Week

Leading Student Transportation Provider Recognizes Employees for Safety Accomplishments

WALL, N.J., Oct. 17, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (“STI”) (TSX:STB) (NASDAQ:STB), the largest independent provider of school transportation and management services in North America, joins its customers and the National Association of Pupil Transportation (NAPT) in celebrating National School Bus Safety Week from October 17 – 21. The NAPT’s chosen theme this year is "Bully Free Zone!" which runs in tandem with STI’s 6th annual Anti-Bullying Awareness initiative that is running throughout the entire month of October.

“We believe that safety awareness is an ongoing process, not a one-time event,” said Don Weir, Director of Passenger Safety and Compliance for STI and its Family of Companies. “So we view National School Bus Safety Week as just another way we can highlight the safety education and best practices that we train our drivers on year round. We believe that a positive experience on the school bus carries into the classroom and nurtures a positive experience at school, and that positivity begins and ends with the safety of our more than 14,000 school bus drivers.”

STI’s 150+ locations throughout the United States and Canada will be holding safety meetings with customers, demonstrations with local officials including highway patrol, and online safety training courses through its Learning Management System this week. Additionally, the Company has just announced its 4th annual STI Safety “Wall of Fame” recipients, an honor bestowed to employees who have gone above and beyond the regular scope of their duties by displaying an outstanding commitment to safety.

Employees were nominated over the past several months by managers at the Company’s locations across North America. Nominees were held to the highest criteria of safety and performance, including accident-free service within their role, exceptional performance of their duties, knowledge of company safety policies and procedures, reliability, and community involvement. This year’s inductees into the Safety “Wall of Fame” are:

Carol Ward: Apollo-Ridge, PA	Cristina Peredo: Visalia, CA
David Martin II: Washington, VT	Deborah DeVillez: Griswold, CT
Edward Lamp: Girard, PA	James Nickelberry: Ontario, CA
Jose Torres: San Jose, CA	Kermit Belzer: Lago Vista, TX
Lilyan DeVito: Springfield, PA	Melodie Fitzpatrick: Danbury, CT
Patricia Kovalik: Waterford, CT	Regina Fronteras: Meridian, ID
Robin Reeves: Burleson, TX	Ron Vance: Orillia, Canada
Veronica Cantarero: Los Angeles, CA

To learn more about Student Transportation Inc. and its Family of Companies, please visit www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted and largest independent provider of student transportation solutions, operating more than 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com